Exhibit 99.1

N E W S   R E L E A S E

FOR IMMEDIATE RELEASE

Contact: Yvonne “Rie” Atkinson

  410-768-8857 (office)

  ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

GLEN BURNIE, MD (November 7, 2013) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized a net income of $795,000 or $0.29 basic earnings per share in the quarter ended September 30, 2013 compared to net income of $670,000 or $0.24 basic earnings per share for the same three month period in 2012. For the nine months ending September 30, 2013, net income was $1,964,000 or $0.72 basic earnings per share as compared to net income of $2,056,000 or $0.75 basic earnings per share for the same period in 2012.

Total interest income for the quarter ending September 30, 2013 was $3,940,000 as compared to $4,005,000 for the same period in 2012. Total interest income was $11,278,000 for the nine months ending September 30, 2013 as compared to $11,989,000 for the same period in 2012. For the three month period ending September 30, 2013, net interest income after provision for credit losses was $3,265,000 as compared to $3,045,000 for the same period in 2012. For the nine months ending September 30, 2013 net interest income after provision for credit losses was $9,187,000 as compared to $9,351,000 for the same period in 2012.

“The Bank has stayed true to the traditional banking model and as a result we have had consistent earnings and dividends,” commented Michael G. Livingston, President and Chief Executive Officer.

On October 8, 2013, Glen Burnie Bancorp paid its 85th consecutive dividend to shareholders of record at the close of business on September 27, 2013.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $379 million. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	September	December
	30, 2013	31, 2012
Assets

Cash and due from banks	$8,568	$9,332
Interest bearing deposits	42	6,627
Federal funds sold	65	2,669
Investment securities	88,282	100,490
Loans, net of allowance	261,492	249,632
Premises and equipment at cost, net of accumulated depreciation	3,739	3,873
Other real estate owned	1,013	478
Other assets	16,207	14,337
Total assets	$379,408	$387,438

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$323,025	$332,289
Short-term borrowings	3,100	—
Long-term borrowings	20,000	20,000
Other liabilities	1,914	1,561
Total liabilities	348,039	353,850

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding September 30, 2013 2,743,835;
December 31, 2012 2,736,978 shares	2,744	2,737
Surplus	9,677	9,605
Retained earnings	19,925	18,783
Accumulated other comprehensive gain, net of tax benefits	(977)	2,463
Total stockholders' equity	31,369	33,588

Total liabilities and stockholders' equity	$379,408	$387,438

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2013	2012	2013	2012

Interest income on
Loans, including fees	$3,251	$3,313	$9,302	$9,932
U.S. Government agency securities	241	240	643	705
State and municipal securities	429	428	1,273	1,283
Other	19	24	60	69
Total interest income	3,940	4,005	11,278	11,989

Interest expense on
Deposits	511	647	1,609	2,005
Short-term borrowings	3	1	3	2
Long-term borrowings	161	162	479	481
Total interest expense	675	810	2,091	2,488

Net interest income	3,265	3,195	9,187	9,501

Provision for credit losses	—	150	—	150

Net interest income after provision for credit losses	3,265	3,045	9,187	9,351

Other income
Service charges on deposit accounts	163	141	433	416
Other fees and commissions	251	225	612	603
Other non-interest income	(11)	5	(1)	14
Income on life insurance	59	63	175	185
Gains on investment securities	150	62	274	118
Total other income	612	496	1,493	1,336

Other expenses
Salaries and employee benefits	1,720	1,660	5,048	5,118
Occupancy	192	193	589	590
Impairment of securities and stocks	15	—	15	—
Other expenses	911	855	2,594	2,401
Total other expenses	2,838	2,708	8,246	8,109

Income before income taxes	1,039	833	2,434	2,578

Income tax expense	244	163	470	522

Net income	$795	$670	$1,964	$2,056

Net income per share of common stock	$0.29	$0.24	$0.72	$0.75

Weighted-average shares of common stock outstanding	2,743,679	2,729,928	2,741,388	2,726,258